UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: August 28, 2012

2

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	-1-

3

Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER 2012 UNAUDITED FINANCIAL RESULTS

(Beijing, China – August 27, 2012) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights1

•	Total revenues were RMB676.4 million (USD106.5 million), as compared to RMB718.5 million in 1Q12 and RMB779.6 million in 2Q11.

•	Gross profit was RMB549.8 million (USD86.5 million), as compared to RMB591.4 million in 1Q12 and RMB665.9 million in 2Q11.

•

Operating profit was RMB155.2 million (USD24.4 million), as compared to RMB234.8 million in 1Q12 and RMB320.4 million in 2Q11. Non-GAAP operating profit[2] was RMB172.5 million (USD27.1 million), as compared to RMB256.6 million in 1Q12 and RMB348.0 million in 2Q11.

•

Net income attributable to the Company’s shareholders was RMB158.2 million (USD24.9 million), as compared to RMB209.8 million in 1Q12 and RMB316.6 million in 2Q11. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB175.5 million (USD27.6 million), as compared to RMB231.6 million in 1Q12 and RMB344.3 million 2Q11.

•

Basic and diluted earnings per American Depositary Share (“ADS”)[3] were RMB3.28 (USD0.52) and RMB3.25 (USD0.51), respectively, as compared to RMB4.52 and RMB4.38, respectively, in 1Q12, and RMB6.30 and RMB5.98, respectively, in 2Q11. Non-GAAP basic and diluted earnings per ADS[2] were RMB3.64 (USD0.57) and RMB3.60 (USD0.57), respectively, as compared to RMB4.99 and RMB4.83, respectively, in 1Q12, and RMB6.86 and RMB6.50, respectively, in 2Q11.

•	In April 2012, the Company distributed a cash dividend of approximately USD98 million to its shareholders.

Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World, said, “Our second quarter results were in line with our previous expectations. During the quarter, as part of our consistent efforts to maintain healthy life cycles for our existing games, we continued to work on expansion packs and content enhancements. At the same time, we remained focused on further strengthening our deep and diversified pipeline.”

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2012, which was RMB6.3530 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“Recently, we unveiled a new 3D MMORPG, ‘Legend of the Condor Heroes,’ which is currently under development in our pipeline. This title is adapted from one of Louis Cha’s most famous martial arts novels. Another game we adapted from Louis Cha’s acclaimed marital arts novel of the same name, ‘Return of the Condor Heroes,’ is scheduled for launch soon this year. With these and other exciting titles in our pipeline, including the highly-anticipated MMORPGs, ‘Swordsman Online’ and ‘Saint Seiya Online,’ we are looking forward to providing more exciting entertainment to our gamers worldwide.”

“I am pleased to announce that, in order to further enhance our execution capabilities, we have decided to create a new senior management position, Co-CEO, and promote our Chief Operating Officer, Mr. Robert Hong Xiao, to this new leadership position. In his new role, Robert will primarily focus on the execution of our business strategies through further enhancing the effectiveness and efficiency our operations. I will remain the Chairman of the Board of Directors while taking the new Co-CEO position, and primarily focus on setting strategic directions for Perfect World to capture new growth opportunities in this fast-changing industry.”

“Looking ahead, we will remain focused on the growth of our business and on continuing to generate value for our shareholders over time.”

Mr. Robert Hong Xiao, the newly appointed Co-CEO, added, “I am very excited to take on my new role in the Company, which allows me to work closely with our management and talented staff across the world and to help lead our business to evolve into a global leader in the online gaming industry. Thanks to the great efforts of our team, we have built a successful presence in overseas markets. As part of our globalization strategy, our high-quality R&D teams worldwide stand out as one of the key differentiating factors in the industry. For example, our well-known Cryptic Studios in the U.S. is developing the highly-anticipated MMORPG, ‘Neverwinter,’ bringing us additional world-class title. Our specialized production studios overseas, along with our well-established R&D teams in China, are playing an important role in our path to become a leading global online gaming company.”

“In terms of operational developments in overseas markets, we continued to make good progress in both our subsidiaries and licensing activities during the second quarter. Recently, we announced that our Japanese subsidiary signed an agreement to operate a 2D action MORPG, ‘Dark Blood,’ in Japan. We also signed additional licensing agreements and further expanded our geographical coverage to more countries, including Turkey and Azerbaijan.”

“Leveraging our strengths in our diverse portfolio and pipeline, strong global R&D capabilities, and extensive global operating network, we will continue our efforts to deliver more innovative, high-quality titles to entertain gamers in China and across the world.”

Second Quarter 2012 Financial Results

Total Revenues

Total revenues were RMB676.4 million (USD106.5 million) in 2Q12, as compared to RMB718.5 million in 1Q12 and RMB779.6 million in 2Q11.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB626.4 million (USD98.6 million) in 2Q12, as compared to RMB665.1 million in 1Q12 and RMB712.1 million in 2Q11. In the second quarter, there were no major new launches and the Company continued its focus on preparing for its upcoming new game launches and further enhancing the content of its portfolio in order to lengthen the life cycles of existing games and maintain long-term sustainable growth.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 739,000 in 2Q12, as compared to 804,000 in 1Q12 and 890,000 in 2Q11. The decrease from 1Q12 was mainly due to more stringent anti-cheating efforts adopted by the Company during the second quarter.

Licensing revenues were RMB46.9 million (USD7.4 million) in 2Q12, as compared to RMB49.2 million in 1Q12 and RMB61.8 million in 2Q11. The decrease from 1Q12 was mainly due to a decrease in usage-based royalty fees in certain overseas markets in 2Q12.

Other revenues were RMB3.0 million (USD0.5 million) in 2Q12, as compared to RMB4.2 million in 1Q12 and RMB5.6 million in 2Q11.

Cost of Revenues

The cost of revenues was RMB126.6 million (USD19.9 million) in 2Q12, as compared to RMB127.1 million in 1Q12 and RMB113.7 million in 2Q11.

Gross Profit and Gross Margin

Gross profit was RMB549.8 million (USD86.5 million) in 2Q12, as compared to RMB591.4 million in 1Q12 and RMB665.9 million in 2Q11. Gross margin was 81.3% in 2Q12, as compared to 82.3% in 1Q12 and 85.4% in 2Q11.

Operating Expenses

Operating expenses were RMB394.6 million (USD62.1 million) in 2Q12, as compared to RMB356.6 million in 1Q12 and RMB345.5 million in 2Q11. The increase in operating expenses from 1Q12 was due to increases in sales and marketing expenses, R&D expenses, and general and administrative expenses in 2Q12.

R&D expenses were RMB189.7 million (USD29.9 million) in 2Q12, as compared to RMB179.4 million in 1Q12 and RMB161.0 million in 2Q11. The increase from 1Q12 was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB121.8 million (USD19.2 million) in 2Q12, as compared to RMB101.4 million in 1Q12 and RMB121.4 million in 2Q11. Advertising and promotional expenses were reduced to a lower level in 1Q12 as the Company typically slowed down promotional activities during Chinese New Year.

General and administrative (“G&A”) expenses were RMB83.1 million (USD13.1 million) in 2Q12, as compared to RMB75.8 million in 1Q12 and RMB63.1 million in 2Q11. The increase from 1Q12 was mainly due to an increase in professional fees.

Operating Profit

Operating profit was RMB155.2 million (USD24.4 million) in 2Q12, as compared to RMB234.8 million in 1Q12 and RMB320.4 million in 2Q11. Non-GAAP operating profit was RMB172.5 million (USD27.1 million) in 2Q12, as compared to RMB256.6 million in 1Q12 and RMB348.0 million in 2Q11.

Total Other Income

Total other income was RMB38.9 million (USD6.1 million) in 2Q12, as compared to RMB21.0 million in 1Q12 and RMB30.9 million in 2Q11. Due to the fluctuation of the euro against the U.S. dollar, a foreign exchange gain was realized in 2Q12 while a foreign exchange loss was realized in 1Q12.

Income Tax Expense

Income tax expense was RMB38.1 million (USD6.0 million) in 2Q12, as compared to RMB47.8 million in 1Q12 and RMB38.6 million in 2Q11. The decrease from 1Q12 was primarily a result of the change in the operating profit in 2Q12.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB158.2 million (USD24.9 million) in 2Q12, as compared to RMB209.8 million in 1Q12 and RMB316.6 million in 2Q11. Non-GAAP net income attributable to the Company’s shareholders was RMB175.5 million (USD27.6 million) in 2Q12, as compared to RMB231.6 million in 1Q12 and RMB344.3 million in 2Q11.

Basic and diluted earnings per ADS were RMB3.28 (USD0.52) and RMB3.25 (USD0.51), respectively, in 2Q12, as compared to RMB4.52 and RMB4.38, respectively, in 1Q12, and RMB6.30 and RMB5.98, respectively, in 2Q11. Non-GAAP basic and diluted earnings per ADS were RMB3.64 (USD0.57) and RMB3.60 (USD0.57), respectively, in 2Q12, as compared to RMB4.99 and RMB4.83, respectively, in 1Q12, and RMB6.86 and RMB6.50, respectively, in 2Q11.

Cash and Cash Equivalents

As of June 30, 2012, the Company had RMB964.1 million (USD151.7 million) of cash and cash equivalents, as compared to RMB1.4 billion as of March 31, 2012. The decrease was mainly due to the Company’s cash dividend payments in April and investments in certain structured deposits, and was partially offset by the net cash inflow generated from the Company’s online game operations.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2012 are expected to be between RMB643 million and RMB676 million, representing a flat to slight decline from the second quarter of 2012. The Company’s upcoming new game “Return of the Condor Heroes” is scheduled for launch toward the end of the third quarter or in the fourth quarter. As such, the Company does not expect a significant revenue contribution from this game in the third quarter.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, August 27, 2012 (9:00am Beijing time on Tuesday, August 28, 2012).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	1-866-519-4004
- International Dial-in Number	+65-6723-9381
- Mainland China Toll Free Number	800-819-0121
- Hong Kong Toll Free Number	80-093-0346
- U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, September 4, 2012.

Dial-in numbers for the replay are as follows:

- U.S. Toll Free Number	1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID: 12945322

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games. While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries. Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories. Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of August 27, 2012, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Investor Relations & Corporate Communications

Joanne Deng – Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Teal Willingham

Tel: +86-10-5826-4988

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	2,150,213,495	964,054,595	151,747,929
Restricted cash	535,500,431	1,192,305,752	187,676,020
Short-term investments	139,517,875	841,630,375	132,477,629
Accounts receivable, net	142,543,972	123,220,379	19,395,621
Due from related parties	40,000	44,274	6,969
Prepayment and other assets	94,628,466	152,395,925	23,988,025
Deferred tax assets	27,130,068	26,021,435	4,095,929

Total current assets	3,089,574,307	3,299,672,735	519,388,122

Non current assets
Equity investments	33,384,729	226,185,424	35,602,932
Time deposits	293,892,575	209,860,270	33,033,255
Restricted time deposits	125,717,425	135,566,978	21,339,049
Property, equipment, and software, net	1,259,850,498	1,222,845,279	192,483,123
Construction in progress	4,793,214	6,669,789	1,049,864
Intangible assets, net	273,193,489	252,409,200	39,730,710
Goodwill	466,328,513	464,272,569	73,079,265
Due from related parties	7,561,080	7,589,880	1,194,692
Prepayments and other assets	62,457,484	58,660,213	9,233,467
Deferred tax assets	35,235,313	35,317,378	5,559,165

Total assets	5,651,988,627	5,919,049,715	931,693,644

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	89,123,596	79,687,758	12,543,329
Short-term bank loans	560,780,100	1,163,781,600	183,186,148
Advances from customers	95,921,079	90,374,836	14,225,537
Salary and welfare payable	204,976,567	126,066,331	19,843,591
Taxes payable	43,236,335	47,791,817	7,522,716
Accrued expenses and other liabilities	68,663,124	54,626,521	8,598,539
Due to related parties	155,000	532,500	83,819
Deferred revenues	461,921,174	463,909,437	73,022,106
Deferred tax liabilities	106,933,061	60,629,526	9,543,448
Deferred government grants	579,526	579,526	91,221

Total current liabilities	1,632,289,562	2,087,979,852	328,660,454
Deferred revenues	17,481,338	9,708,065	1,528,107
Deferred tax liabilities	8,005,954	7,756,222	1,220,875
Other long-term liabilities	8,803,103	—	—

Total liabilities	1,666,579,957	2,105,444,139	331,409,436

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 211,902,185 Class B ordinary shares issued and outstanding as of June 30, 2012)	186,948	193,661	30,483
Additional paid-in capital	212,421,037	293,301,380	46,167,382
Statutory reserves	268,014,793	270,581,391	42,591,121
Accumulated other comprehensive loss	(60,430,695)	(69,634,947)	(10,960,955)
Retained earnings	3,538,087,071	3,295,941,336	518,800,777

Total Perfect World Shareholders’ Equity	3,958,279,154	3,790,382,821	596,628,808
Non-controlling interests	27,129,516	23,222,755	3,655,400

Total Shareholders’ Equity	3,985,408,670	3,813,605,576	600,284,208

Total Liabilities and Shareholders’ Equity	5,651,988,627	5,919,049,715	931,693,644

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	712,140,470	665,107,654	626,444,057	98,606,022
Licensing revenues	61,811,353	49,176,306	46,923,638	7,386,060
Other revenues	5,611,845	4,185,651	3,042,555	478,916

Total Revenues	779,563,668	718,469,611	676,410,250	106,470,998
Cost of revenues	(113,683,909)	(127,094,533)	(126,649,248)	(19,935,345)

Gross profit	665,879,759	591,375,078	549,761,002	86,535,653
Operating expenses
Research and development expenses	(160,973,079)	(179,352,350)	(189,673,612)	(29,855,755)
Sales and marketing expenses	(121,441,164)	(101,365,434)	(121,773,658)	(19,167,898)
General and administrative expenses	(63,110,431)	(75,845,841)	(83,138,145)	(13,086,439)

Total operating expenses	(345,524,674)	(356,563,625)	(394,585,415)	(62,110,092)

Operating profit	320,355,085	234,811,453	155,175,587	24,425,561

Other income / (expenses)
Share of loss from equity investments	(480,023)	(4,874,875)	(2,425,763)	(381,830)
Interest income	15,398,582	25,186,496	27,861,314	4,385,537
Interest expense	—	(4,304,723)	(7,847,932)	(1,235,311)
Others, net	16,013,083	4,993,894	21,309,632	3,354,263

Total other income	30,931,642	21,000,792	38,897,251	6,122,659

Profit before tax	351,286,727	255,812,245	194,072,838	30,548,220
Income tax expense	(38,610,452)	(47,793,602)	(38,113,968)	(5,999,365)

Income from continuing operations, net of tax	312,676,275	208,018,643	155,958,870	24,548,855

Income from discontinued operations, net of tax	2,913,169	—	—	—

Net Income	315,589,444	208,018,643	155,958,870	24,548,855

Net loss attributable to the non-controlling interests	1,028,058	1,818,039	2,248,890	353,989

Net income attributable to the Company’s shareholders	316,617,502	209,836,682	158,207,760	24,902,844

Net earnings per share, basic
Continuing operations	1.25	0.90	0.66	0.10
Discontinued operations	0.01	0.00	0.00	0.00

Total earnings per share, basic	1.26	0.90	0.66	0.10

Net earnings per share, diluted
Continuing operations	1.19	0.88	0.65	0.10
Discontinued operations	0.01	0.00	0.00	0.00

Total earnings per share, diluted	1.20	0.88	0.65	0.10

Net earnings per ADS, basic
Continuing operations	6.24	4.52	3.28	0.52
Discontinued operations	0.06	0.00	0.00	0.00

Total earnings per ADS, basic	6.30	4.52	3.28	0.52

Net earnings per ADS, diluted
Continuing operations	5.92	4.38	3.25	0.51
Discontinued operations	0.06	0.00	0.00	0.00

Total earnings per ADS, diluted	5.98	4.38	3.25	0.51

Shares used in calculating basic net earnings per share	251,125,364	231,891,308	241,209,046	241,209,046
Shares used in calculating diluted net earnings per share	264,660,034	239,767,544	243,529,117	243,529,117
Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	313,553,624	209,836,682	158,207,760	24,902,844
Income from discontinued operations, net of tax	3,063,878	—	—	—

Net income	316,617,502	209,836,682	158,207,760	24,902,844

Total share-based compensation cost included in:
Cost of revenues	(1,674,220)	(1,550,317)	(1,089,992)	(171,571)
Research and development expenses	(12,205,194)	(11,243,450)	(8,345,586)	(1,313,645)
Sales and marketing expenses	(4,105,454)	(2,336,895)	(2,654,574)	(417,846)
General and administrative expenses	(9,700,386)	(6,668,486)	(5,216,569)	(821,119)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012
	RMB	RMB	RMB	USD

GAAP operating profit	320,355,085	234,811,453	155,175,587	24,425,561
Share based compensation charge	27,685,254	21,799,148	17,306,721	2,724,181

Non-GAAP operating profit	348,040,339	256,610,601	172,482,308	27,149,742

GAAP net income attributable to the Company’s shareholders	316,617,502	209,836,682	158,207,760	24,902,844
Share based compensation charge	27,685,254	21,799,148	17,306,721	2,724,181

Non-GAAP net income attributable to the Company’s shareholders	344,302,756	231,635,830	175,514,481	27,627,025

GAAP net earnings per ADS
- Basic	6.30	4.52	3.28	0.52
-Diluted	5.98	4.38	3.25	0.51
Non-GAAP net earnings per ADS
-Basic	6.86	4.99	3.64	0.57
-Diluted	6.50	4.83	3.60	0.57
ADSs used in calculating net earnings per ADS
-Basic	50,225,073	46,378,262	48,241,809	48,241,809
-Diluted	52,932,007	47,953,509	48,705,823	48,705,823